ROBERT A. FREEDMAN	September 16, 2020	EMAIL: RFREEDMAN@FENWICK.COM Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549
Attention:	Jeffrey Gabor Laura Crotty Rolf Sundwall Jeanne Baker

Re:	Prelude Therapeutics Incorporated Registration Statement on Form S-1 Filed September 4, 2020 File No. 333-248628

Ladies and Gentlemen:

We are submitting this letter on behalf of Prelude Therapeutics Incorporated (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 4, 2020 (the “Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-248628) initially filed with the Commission on September 4, 2020 (“Registration Statement”). The Company advises the Staff that it has filed Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on September 16, 2020. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Amendment No. 1 to update certain other disclosures.

Draft Registration Statement on Form S-1

Description of Capital Stock, page 171

1.

We note that you have revised the prospectus to reflect dual classes of common stock and state on page 171 that holders of non-voting common stock have the right to convert each share of non-voting common stock into one share of voting common stock at such holder’s election. In addition, we note that the 9.99% ownership limitation related to any conversion may be “increased (not to exceed 19.99%) or decreased to any other percentage designated by such holder of non-voting common stock upon 61 days’ notice”. Please add a risk factor addressing the potential dilutive effective of such conversion rights and the impact of the potential increase in the 9.99% ownership limitation.

U.S. Securities and Exchange Commission

September 16, 2020

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 65 of Amendment No. 1 to address the potential dilutive effect to the voting power of the existing investors of the Company. The Company respectfully advises that the conversion of the non-voting common stock into voting common stock will not be dilutive to the share ownership percentage of the investors of the Company as it converts on a one-to-one basis and is included in the total outstanding shares as disclosed.

Audited Financial Statements as of December 31, 2018 and 2019 and for the Years then Ended

Note 3. Summary of Significant Accounting Policies

Net Loss Per Share and Unaudited Pro Forma Net Loss Per Share, page F-11

2.

Refer to your response to our prior comment eleven. Please explain to us your consideration of your Series C Convertible Preferred Stock, issued in August 2020, in your presentation of pro forma net loss per share, or revise accordingly.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 9, 81, F-4, F-11, F-12, F-22 and F-28 of Amendment No. 1 to assume that all shares of its convertible preferred stock, including the Series C Convertible Preferred Stock issued in August 2020, converted into shares of voting and non-voting common stock at the beginning of period after consideration of the guidance contained in Regulation S-X 11-02(b)(7). It is the Company’s understanding that the Staff believes that this is an appropriate approach to calculating pro forma net loss per share in these circumstances. In addition, the Company has presented this information consistently in the unaudited interim financial statements for the six months ended June 30, 2020 included in Amendment No. 1.

* * * * * * *

U.S. Securities and Exchange Commission

September 16, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Julia Forbess at (415) 875-2420.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman
Partner

cc:	Kris Vaddi, Ph.D., Chief Executive Officer
Brian Piper, M.B.A., Chief Financial Officer
Prelude Therapeutics Incorporated

Effie Toshav, Esq.
Julia Forbess, Esq.
Fenwick & West LLP